Exhibit 99.1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 21 November 2019 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, each of the following resolutions as an Ordinary Resolution:

ORDINARY RESOLUTIONS

1.	“THAT the Non-exempt Continuing Connected Transactions as described in the circular of the Company dated 6 November 2019, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

2.	“THAT the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions as set out in the circular of the Company dated 6 November 2019, be and are hereby approved, ratified and confirmed.”

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 6 November 2019

Registered Office:

65th Floor, Bank of China Tower

1 Garden Road

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and the class of Shares in respect of which each such proxy is so appointed.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for the holding of the EGM or any adjournment thereof (as the case may be).

3.	Completion and delivery of the form of proxy will not preclude a shareholder of the Company entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for the ordinary resolutions set out in this notice of the EGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.	For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 18 November 2019 (Monday) to 21 November 2019 (Thursday) (both days inclusive), during which period no transfer of Shares will be registered. In order to be eligible to attend and vote at the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 15 November 2019 (Friday).

7.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” on pages 1 to 4 of the circular of the Company dated 6 November 2019.

As at the date of this notice, the Board comprises:

Executive Director Xu Keqiang Non-executive Director Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

2